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                                                                    EXHIBIT 99.1



                                                              724 Solutions

                                                              [Logo]



                            THIRD QUARTER REPORT 2000
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OUR COMPANY

         724 Solutions brings together everything - the technology, the applications, and the partners - that's needed to deliver secure financial services on a broad variety of Internet-enabled devices - any time, any place, and on any device.

         As the wireless market grows, there will be a huge range of new devices - with varying displays, functionality and operating systems. The 724 Solutions Financial Services Platform (FSP) allows financial institutions to address the widest range of devices. As an open, flexible platform, the FSP can deliver a consistent user experience on today's devices, as well as those that will be on the market in the coming months and years.

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724 Solutions Inc.
Chairman's Letter

Fellow Shareholders,

Turning customers on, expanding our platform, signing new financial institutions, pursuing strategic acquisitions and technology development - this is not only the plan 724 Solutions laid out to its investors last January, it reads like a re-cap of our third quarter 2000.

The continued growth of 724 Solutions has allowed the company to reach some very important milestones this past quarter. Less than one year after the IPO, 724 Solutions has been added to The Toronto Stock Exchange's TSE 300 Composite Index in the Industrial Products Group, the TSE 200 Index, and Standard and Poor's S&P/TSE Canadian MidCap Index as of market close on September 19, 2000. This announcement capped off what has been a tremendous quarter for the 724 Solutions team.

July and August saw two more rollouts of wireless financial services powered by the 724 Solutions Financial Services Platform (FSP). In the U.S., Bank of America launched its initial rollout of wireless banking and brokerage services in August to Private Bank clients in Dallas and Fort Worth, Texas, Baltimore, Maryland; and Washington, D.C. In Asia, Citigroup moved forward in its deployment of 724 Solutions' technology with Citibank Singapore's launch of Citibank Alerts.

The FSP was also chosen for a market trial by KeyCorp, which plans to pilot wireless banking services to its customers in the fourth quarter of this year. KeyCorp and Bank of America are keeping our Application Hosting Group busy managing both instances of the FSP within 724 Solutions data centres.

In mid-September, 724 Solutions acquired an important piece of the overall company vision. The company is called Spyonit.com, Inc. and its notification technology will allow us to fulfill our TELL ME WHEN vision. Spyonit.com allows consumers to set-up "spies" to monitor the Internet for things that matter most to them and send an alert to whatever access device they prefer. The addition of this intelligent, personalized notification technology to the secure transaction capabilities of the FSP will enable consumers the power of not only

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 "TELL ME WHEN tickets are available to my favourite show," or "TELL ME WHEN my favourite band releases their new album," or "TELL ME WHEN I can fly from Toronto to San Francisco for less than $400," it will allow consumers to buy those front-row tickets to the show, hold a copy of that album at the nearest record store, and book that flight to San Francisco.

This quarter has also seen the launch of a new product for 724 Solutions called LiveClips(TM). LiveClips is based on the technology acquired through ezlogin.com, Inc. and represents an enhancement of the ezlogin.com, Inc. aggregation technology as we gear it to the financial services industry. Home Account, an Internet solutions provider to financial organizations, is incorporating LiveClips' aggregation technology into its Canopy Central Web-based financial service offering. MsMoney.com, a women's financial portal, has also licensed LiveClips in order to offer its customers a consolidated view of their Web-based accounts through its MyMsMoney online financial management service, and Bank of Montreal has announced the addition of LiveClips to its Veev service.

Some of our other significant development efforts include the release of our latest version of the FSP - a version that enables our customers to quickly roll out multi-lingual offerings and single sign-on capabilities - and our joint-development initiatives with Certicom Corp. on a wireless PKI solution for the financial services industry, and with CheckFree on wireless electronic bill presentment and payment enablement.

Looking to year-end and beyond, 724 Solutions is continuing to gain momentum through its support of strategic relationships and the build-out of its world-class team. The expertise of key new members of the 724 Solutions team - such as Chris Jarman, our recently appointed executive vice-president of mobile commerce, and J. Robert S. Prichard, our newest independent director - is a welcomed addition as we move towards expanding our offering.

/s/ Greg Wolfond
Greg Wolfond
Chairman and Chief Executive Officer
724 Solutions Inc.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements for the three months and nine months ended September 30, 2000 and the accompanying notes. All financial information is presented in U.S. dollars unless otherwise noted.

Some of the statements made in this document about our future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in these forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" or the negative or other variations of these words, or other comparable words or phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this document, other than as required by law. Undue reliance should not be placed on forward-looking statements. See "Factors that May Affect Future Results of Operations."


OVERVIEW

724 Solutions provides a wireless financial services infrastructure that enables financial service providers to offer personalized and secure mobile banking, investment, and m-commerce services, including aggregation and alert notification technology, across a wide range of Internet-enabled wireless and consumer electronic devices. We provide end-to-end customer support through our global application hosting and contact centre services. Our headquarters are in Toronto, Canada, and we have offices in London, San Francisco, Sydney, Tokyo, Paris, Chicago and Mountainview California.

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On September 19, 2000, we were added to The Toronto Stock Exchange's TSE 300
Composite Index in the Industrial Products Group, the TSE 200 Index and Standard and Poor's S&P/TSE Canadian MidCap Index.

Our objective is to be the leading provider of an Internet infrastructure for the secure delivery of financial services using a broad range of Internet-enabled devices.

We continue to make great progress in executing our core strategies:
         - Expand our reach;
         - Accelerate adoption of our solution:
                  - By working with device manufacturers and network operators and;
                  - Simplifying and reducing the cost of integrating end-users;
         - Expand the functionality of our platform;
         - Adapt our platform for other industries and;
         - Pursue selective acquisitions of companies and technologies to expand our capabilities.


RECENT DEVELOPMENTS

EXPAND OUR REACH

NEW AGREEMENTS

KEYCORP PILOT AGREEMENT

In September 2000, we entered into a pilot agreement with KeyCorp, one of the largest financial services companies in the United States, which will enable KeyCorp to introduce interactive wireless banking services to its Internet banking customers. KeyCorp's wireless banking services - enabled by the 724 Solutions Financial Services Platform (FSP) - will allow customers to access real-time account information, transfer funds between accounts, pay bills and access stock-market information on a variety of Internet-enabled wireless devices such as digital mobile phones, pagers, and personal digital assistants, such as Palm Pilots.

The test phase is scheduled for the fourth quarter of 2000. KeyCorp plans to have our FSP hosted in the 724 Solutions data centre during this first phase.

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JOINT SALES INITIATIVES WITH SINA.COM

In October 2000, we entered into a new relationship with Sina.com (SINA), a leading Internet media and services company for Chinese communities worldwide. Under this agreement, we plan on engaging in joint sales activities targeting each party's financial partners; creating an integrated wireless financial offering by combining SINA's Web content with our FSP's banking or brokerage modules; and wireless-enabling SinaMall, SINA's online shopping platform. We believe that bundling SINA's content with our secure applications and transactional capabilities creates an extremely attractive offering for the growing Chinese-language wireless market.

LIVECLIPS DISTRIBUTOR AGREEMENT WITH PARKER'S EDGE

In October 2000, we entered into a distributor agreement with New Zealand based Parker's Edge Limited, whereby they will be providing services related to our LiveClips product. Parker's Edge provides financial portal solutions, including Internet banking and data aggregation, to the Australian and New Zealand marketplaces. We are excited about this relationship with Parker's Edge because it extends the reach of our product to these new markets, enabling us to capitalize on the growth in demand for financial institutions to provide value-added services for their customers through account aggregation.

LIVECLIPS DISTRIBUTOR AGREEMENT WITH HOME ACCOUNT

In September 2000, we announced a new relationship with Home Account, a provider of solutions to financial service companies looking to deliver financial products and services via the Internet. This agreement will enable Home Account to expand its CANOPY CENTRAL Web-based financial service solution using our LiveClips' Personal Summary tool. LiveClips will provide Home Account's customers with convenient access to a consolidated view of their Web-based financial and other accounts. The service is expected to become available to Home Account's customers in the fourth quarter of 2000 and it is being hosted in 724 Solutions' secure application hosting facility.

MS.MONEY.COM

In September 2000, we established a new relationship with MsMoney.com to deliver access to a consolidated view of Web-based accounts to MsMoney.com's customers. LiveClips will form the centerpiece of MyMsMoney - a new personalized online financial management service for women. Using the LiveClips' Personal Summary tool, the "My Accounts" selection on the MyMsMoney page

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will offer users a secure, top-level view of their personal account information such as bank and credit card balances, incoming e-mails, airline frequent flyer mileage, investment portfolio information and other specified data in one location.

LiveClips enables the MyMsMoney service to allow users to access their existing customized directory of more than 1,300 sites. Users can also take advantage of the secure, single-login feature that eliminates the need to remember different user IDs and passwords for online accounts. MyMsMoney is expected to be launched before the end of 2000.

CUSTOMER MILESTONES

BANK OF AMERICA LAUNCHES WIRELESS BANKING AND BROKERAGE

In the third quarter of 2000, Bank of America launched its first wireless banking and brokerage offering in the United States. Powered by our FSP, the Bank of America wireless service will allow clients to conduct a variety of secure, real-time banking transactions and access financial markets and investment information on a range of mobile phones and Palm handheld devices and organizers. The initial roll-out of this service will be available to Bank of America Private Bank clients in Dallas and Fort Worth, Texas, Baltimore, Maryland and Washington, D.C. Bank of America has announced that it plans to roll out its wireless service to its customers in other U.S.
markets over the next 12 to 18 months.

BANK OF MONTREAL TEST-DRIVES LIVECLIPS WITH WIRELESS CUSTOMERS

In October 2000, Bank of Montreal (BMO) began a test market trial of our LiveClips aggregation product. LiveClips will enable BMO's Veev service to offer customers single sign-on access to a consolidated view of integrated financial information. In addition, Veev is available on new access channels, including carriers such as Rogers AT&T Wireless and the Clearnet PCS and Mike networks as well as on two wireless computing devices from Research in Motion, thereby extending its reach to additional customers.

LAUNCH OF ALERTS

Citigroup launched Citibank Alerts, a new wireless service in Singapore providing consumers the ability to track their bank accounts

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and receive the latest news and stock market information through their Short
Message Service (SMS)-capable phones or Internet accounts. Citibank Alerts is the first of the electronic products and services being implemented through our relationship with Citibank.

ACCELERATE ADOPTION OF OUR SOLUTION

INTRODUCTION OF LIVECLIPS

In September 2000, we introduced our LiveClips product offering. LiveClips builds on the technology acquired through our June 2000 purchase of ezlogin.com, Inc. (ezlogin.com), by enhancing it from a security, functionality, and technology standpoint. LiveClips is a comprehensive aggregation tool designed to enable our customers to offer additional value to their consumers by providing them wired or wireless access to a full suite of online accounts and other items of personal interest. LiveClips enables users to access a variety of these accounts by using a single user ID and password to sign-in to a secure and easy-to-access location.

APPLICATION HOSTING SERVICES

In the third quarter of 2000, we have committed to provide application hosting services to five of our major financial institution customers. We believe that our application hosting services provide our customers with a fast, secure, scalable and cost-effective way to enter the mobile banking market through the hosted operation of our FSP. In the future, in addition to our FSP, we expect to host other services such as our aggregation and notification technologies.

EXPAND THE FUNCTIONALITY OF OUR PLATFORM

ACQUISITION OF SPYONIT.COM, INC.

In September 2000, we completed the acquisition of Chicago-based Spyonit.com, Inc. (Spyonit.com). Spyonit.com's infrastructure software monitors the Internet for items of interest such as stock prices, product sales, or auction bids. When appropriate content is detected, the Spyonit.com system delivers smart notifications to the user through a variety of Internet-accessing devices, such as digital mobile phones and personal digital assistants.

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Spyonit.com allows us to broaden the range of alert services that our FSP supports, complements our LiveClips aggregation solution, and adds a compelling standalone offering to our product portfolio. Spyonit.com's alert technology and personnel will help provide the platform and expertise for our "Tell Me When" offering - presenting consumers with personalized alerts on informational events when they occur, and eventually enabling them to complete transactions based on that information. We believe that this service will be attractive to financial service providers because it can both encourage consumers to begin m-commerce services, and encourage repeat usage.

Spyonit.com's technology will enable our FSP to support m-commerce alerts from merchant Web sites and account alerts from financial institution data. In addition, the Spyonit.com business unit will independently target other market segments including media/news and entertainment, healthcare, portals, search engines and other enterprise categories. We anticipate that, through these services, we will benefit from cross-sell and up-sell opportunities through our combined existing and future customer relationships.

The consideration paid in connection with this transaction consisted of $2.0 million in cash and the issuance of 1,041,616 of our common shares. The principal employees of Spyonit.com have agreed to continue their employment with Spyonit.com.

ENHANCEMENTS TO FSP

In the third quarter of 2000, we introduced an enhancement to our FSP. This release focuses on providing our customers with more flexibility in reaching their customers using devices that are gaining substantial consumer adoption such as Wireless Application Protocol (WAP) phones and two-way pagers. Recognizing the need to offer personalized services to customers, this enhancement of our FSP features multi-byte character support, which enables our FSP to deliver financial services in virtually any language. By reducing the language barrier, we believe that this enhancement will facilitate end-user adoption and acceptance of wireless technology for financial transactions.

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ADAPT OUR PLATFORM FOR OTHER INDUSTRIES

EXPANSION INTO M-COMMERCE

We have taken steps to fulfill key pieces of our m-commerce plan. In August 2000, Chris Jarman joined us as Executive Vice President, Mobile Commerce. Mr. Jarman has substantial experience in directing initiatives in the m-commerce area. In his most recent position, as MasterCard International's Senior Vice President of Global Mobile Commerce, he directed MasterCard's plans for emerging markets and new delivery channels. In his 20 years in the emerging technology sector, he also led initiatives with ORGA Group of Companies and TSB Bank in the UK.

In October 2000, we entered into an agreement with Brodia, a personal commerce and payment infrastructure company, to enable interoperability between our FSP and Brodia's mobile wallet services. The agreement is intended to extend the capabilities of our financial services infrastructure software with a gateway-level connection to Brodia's Identity Management System (IDMS). The resulting service will allow consumers to securely access their credentials stored in the IDMS, and securely perform transactions on a variety of browser-enabled mobile devices accessing FSP-based financial services.

As we look at ways in which financial institutions and other financial m-commerce and services providers may use our FSP to build on their customers' trust, m-commerce is a natural extension of our banking and brokerage capability. Additionally, we are able to offer other types of m-commerce services to new customer segments as we have the capability to combine our new aggregation and alerts notification technology with e-wallets.

APPOINTMENT OF DIRECTORS

In August 2000, we announced the appointment of J. Robert S. Prichard, Professor of Law and President Emeritus of the University of Toronto, to our Board of Directors. Mr. Prichard's appointment helps fulfill our commitment to maintaining a board with several independent directors which will focus on effective corporate governance.

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ANALYSIS OF STATEMENT OF OPERATIONS

Our unaudited condensed consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which in our case, conform in all material respects with U.S. generally accepted accounting principles.

REVENUE

Our revenue, before the offset of stock-based compensation, increased to $6.1 million for the three months ended September 30, 2000 from $4.0 million for the three months ended June 30, 2000 and increased to $13.4 million for the nine months ended September 30, 2000 from $2.1 million for the nine months ended September 30, 1999. These increases resulted primarily from service revenue derived from our consulting services relating to our customers' deployment of our FSP and implementation of our aggregation technology and higher product revenue, reflecting new customers licensing our FSP.

PRODUCT REVENUE

Our product revenue, before the offset of stock-based compensation, increased to $3.5 million in the third quarter of fiscal 2000 compared to $2.6 million for the three months ended June 30, 2000. Our product revenue, before the offset of stock-based compensation, increased to $8.8 million for the nine months ended September 30, 2000 from $1.3 million for the nine months ended September 30, 1999. The increase from the nine months ended September 30, 2000 from the same period in the prior year, is attributed to additional customers from which we began to recognize revenue in fiscal 2000.

SERVICE REVENUE

Our service revenue increased to $2.6 million for the three months ended September 30, 2000 from $1.4 million for the three months ended June 30, 2000. Service revenue was $4.6 million compared to $788,000 for the nine months ended September 30, 2000 and September 30, 1999, respectively. The quarter over quarter growth was due primarily to the increase in consulting work performed for our new and current customers as they deploy our Financial Services Platform. In addition, in the third quarter of fiscal 2000, we received revenue for consulting work related to the implementation and customization of our

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LiveClips offering. We anticipate that consulting revenue from this source will continue as financial services providers seek to obtain services that we have made available as a result of our June 2000 acquisition of ezlogin.com. In addition to the above, the increase for the nine months ended September 30, 2000 over the nine months ended September 30, 1999 in our revenue from consulting services is primarily the result of our customers seeking additional services of this kind as they deploy our FSP.

Service revenue is derived from consulting services, maintaining and servicing our products and application hosting. We have only recently begun to provide application hosting services, however, we expect to see an increase in application hosting revenue once customers have installed our FSP and their services begin to run on our data centers.

OPERATING EXPENSES

COST OF REVENUE

Cost of revenue was $3.8 million for the three months ended September 30, 2000 compared to $2.6 million for the three months ended June 30, 2000. The increase in the most recent quarter over the prior quarter was primarily related to startup and implementation costs required to establish our application hosting infrastructure. Cost of revenue was $8.3 million for the nine months ended September 30, 2000, compared to $802,000 for the nine months ended September 30, 1999. This increase was primarily related to the addition of implementation and customer service personnel to support our increase in customers. The increase in cost of revenue also reflects amounts paid to third-party consultants and software providers. We expect cost of revenue to increase in the near future as we ramp up our application hosting group and establish hosting centers worldwide.

Cost of revenue consists primarily of personnel costs associated with customer support, training, implementation, consulting and hosting services, as well as amounts paid to third-party consulting firms for those services and an allocation of expenses for our facilities and administration. It also includes software licensing expenses paid for integration of third-party software into our FSP.

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RESEARCH AND DEVELOPMENT

Research and development expenses increased to $8.1 million for the three months ended September 30, 2000 from $6.5 million for the three months ended June 30, 2000. Research and development expenses were $19.0 million for the nine months ended September 30, 2000 compared to $4.4 million for the nine months ended September 30, 1999. These increases are attributed to the expansion of the functionality of our platform and costs associated with integrating ezlogin.com and other acquired technology and the continued development of our LiveClips product. We anticipate that our research and development expenses will increase in the future as we continue to expand the functionality of our platform and enhance the technologies that we purchased in connection with our previous acquisitions.

Research and development expenses relate to the compensation of software developers in connection with the continuing enhancement of our FSP and our quality assurance and testing activities. These expenses also include independent contractors and consultants, software licensing expenses, and allocated operating expenses.

SALES AND MARKETING

Sales and marketing expenses were $3.6 million compared to $3.3 million for the three months ended September 30, 2000 and June 30, 2000, respectively. For the nine months ended September 30, 2000 sales and marketing expenses were $9.4 million compared to $1.1 million for the nine months ended September 30, 1999. These increases were primarily the result of costs associated with the hiring and training of our sales and marketing personnel, both domestically and internationally, as well as the cost of additional marketing programs designed to build brand awareness. We have increased the number of sales personnel to manage our relationships with our major customers and to expand our business.

GENERAL AND ADMINISTRATIVE

Our general and administrative expenses decreased to $3.9 million for the three months ended September 30, 2000 from $5.4 million for the three months ended June 30, 2000. The decrease was mainly attributed to the fact that in the second quarter of 2000 we incurred non-recurring costs due to the integration and professional fees related to acquisitions and corporate development activities.

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Our general and administrative expenses increased to $11.5 million for the nine months ended September 30, 2000 from $1.9 million for the nine months ended September 30, 1999. The increase in general and administrative expenses reflected our continued investment in increased staffing and related expenses for the enhancement of the global infrastructure necessary to support our growing business, including improved management information systems and our increased utilization of outside professional service firms. The remainder of the increase was due to non-recurring integration and professional fees related to our acquisitions and corporate development activities.


DEPRECIATION AND AMORTIZATION

Total depreciation and amortization expense was $9.2 million for the three months ended September 30, 2000 compared to $2.0 million for the three months ended June 30, 2000. Total depreciation and amortization expense was $11.6 million for the nine months ended September 30, 2000 compared to $445,000 for the nine months ended September 30, 1999. These increases were mainly due to the amortization expense of $7.8 million, for the three months ended September 30, 2000 and $9.0 million for the nine months ended September 30, 2000 of goodwill and acquired intangibles relating to the ezlogin.com acquisition completed in June 2000 and the Spyonit.com acquisition completed in September 2000. We are amortizing goodwill related to the ezlogin.com and Spyonit.com acquisitions over 24 months and 60 months respectively. Additional depreciation relating to computer hardware purchased for our application hosting facilities accounted for the remainder of the change.

AMORTIZATION OF DEFERRED STOCK-BASED COMPENSATION RELATED TO STOCK OPTIONS

Amortization of employee stock-based compensation was $1.6 million for the three months ended September 30, 2000 compared to $1.5 million for the three months ended June 30, 2000. Amortization of employee stock-based compensation was $3.9 million for the nine months ended September 30, 2000 compared to $124,000 for the nine months ended September 30, 1999. The deferred stock-based compensation mainly represents the difference between the exercise prices of options granted to acquire our common shares and the deemed fair value, for financial reporting purposes, of our common shares on their respective grant dates. This deferred stock-based compensation is being amortized on a

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straight-line basis over the vesting periods of these options. The increases are largely attributed to the amortization of deferred stock-based compensation related to options that were granted between October 1, 1999 and March 31, 2000.

INTEREST INCOME

Interest income increased to $3.6 million for the three months ended September 30, 2000 from $2.8 million for the three months ended June 30, 2000. Interest income increased to $8.6 million for the nine months ended September 30, 2000 from $341,000 for the nine months ended September 30, 1999. Interest was derived from cash and cash equivalent balances and short-term investments, representing primarily the unused portion of the proceeds from our issuances of common shares, including, in particular, the proceeds received from our initial public offering in the first quarter of 2000.

EQUITY IN LOSSES OF AFFILIATE

In the third quarter, our ownership in Maptuit decreased from 33.4 percent to
27.5 percent due to additional financing that Maptuit received from other investors. Our investment in Maptuit is accounted for using the equity method. Under this method, we recognized a net gain of $965,000 for the three months ended September 30, 2000, compared to a charge of $213,000 for the three months ended June 30, 2000 and a net gain of $686,000 for the nine months ended September 30, 2000. These amounts reflect our share of Maptuit's losses for the period since our investment, amortization of goodwill and the dilution gain as a result of Maptuit's additional financing.

NET LOSS

We recorded a net loss of $19.4 million for the three months ended September 30, 2000 compared to a net loss of $14.8 million for the three months ended June 30, 2000. Our net loss per share, calculated using the weighted average number of shares outstanding, was $0.51 for the three months ended September 30, 2000 compared to a net loss per share of $0.40 for the three months ended June 30, 2000. For the nine months ended September 30, 2000 our net loss was $41.1 million or $1.13 per share, compared to a net loss of $7.6 million or $0.57 per share in the same period last year. Our loss increased as we invested heavily in building our infrastructure, and we expect our net loss to continue to increase as we expand our application hosting

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services and continue to invest in developing our Financial Services Platform.
In particular, our research and development expenses and our sales and marketing expenses increased to meet required product delivery schedules and to gain market share. We continue to focus on our general and administrative expenses as an area to gain efficiencies and economies of scale as we grow.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations through issuances of common shares, together with revenue from operations. In February 2000, we completed our initial public offering of an aggregate of 6,900,000 of our common shares, raising net proceeds of approximately $165.7 million.

Net cash used in operating activities was $15.9 million for the three months ended September 30, 2000 compared to $7.8 million for the three months ended June 30, 2000. For the nine months ended September 30, 2000 net cash used in operating activities was $25.2 million compared to $3.8 million for the same period ended September 30, 1999. Net cash used in operating activities for the nine months ended September 30, 2000 reflects our net operating loss of $41.1 million and our net gain in equity of affiliate of 686,000 offset by depreciation and amortization of $11.6 million, amortization of stock-based compensation of $4.1 million and net changes in working capital of $350,000.

Cash provided from financing activities was $165.7 million for the nine months ended September 30, 2000, compared to $30.1 million for the nine months ended September 30, 1999. Cash flow from financing activities in 2000 reflects the net proceeds of our initial public offering. Cash used in investing activities, before the purchase of short-term investments, was $5.1 million for the three months ended September 30, 2000 compared to $17.3 million for the three months ended June 30, 2000. Cash used in investing activities, before the purchase of short-term investments, for the nine months ended September 30, 2000 was $27.2 million compared to $1.2 million for the nine months ended September 30, 1999. At September 30, 2000, short-term investments mainly consist of government debt and commercial paper with a maturity term of no

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greater than one year. Cash used in investing activities, excluding the purchase of short-term investments, for the first nine months of 2000 reflects our investments in Corillian, Neomar and Maptuit, our acquisitions of Yrless
Internet Corporation, ezlogin.com and Spyonit.com, as well as purchases of capital and other assets. Capital expenditures for the nine months ended September 30, 2000 were $8.8 million. We anticipate capital expenditures to continue to increase as we invest heavily in our Financial Services Platform and implement data centers to support our application hosting activities.

We expect that the revenue from our operations, interest income and the funds provided by our initial public offering will be sufficient to cover our cash requirements for at least the next 12 months. We may require additional financing, however, if we expand our operations at a faster rate than currently expected, or if we seek to effect one or more significant acquisitions.

IMPACT OF FOREIGN EXCHANGE RATE EXPOSURE

Substantially all of our revenue is expected to be earned in U.S. dollars. A significant portion of our expenses are incurred in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains and losses, which could affect our operating results. We also deal in other foreign currencies, however, we feel that their impact on foreign exchange is negligible as only a small portion of our expenses are incurred in those foreign currencies.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

The following factors could materially and adversely affect our future operating results and could cause actual events to differ materially from those described in forward-looking statements related to our business. For additional factors, please see our filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, including our Annual Report on Form 20-F and our reports on Form 6-K, our Annual Information Form and our 1999 Annual Report, in particular the statements under the caption "Risk Factors".

We currently depend on the sale of a single product to generate most of our revenue and we expect this dependence to continue for the foreseeable future. However, we are looking to expand our platform to capitalize on other Internet-infrastructure opportunities such as data aggregation, alert notification, bill payment and presentment and e-wallet services. Although we have described in this document different services that we aim to develop or provide, we cannot assure that we, either alone or with the parties we have identified herein, will succeed in doing so. In particular, we only recently began to provide application hosting services, and believe that we must do so in an effective manner in order to retain our existing customers and to enhance our reputation in the market for Internet-based solutions for financial services providers.

A large portion of our revenue is derived from the license of our solution to a limited number of financial institutions. For the three months ended September 30, 2000, four customers accounted for substantially all of our revenues. In addition to financial institutions, we expect to increase our customer base through services and products acquired through our acquisitions of ezlogin.com and Spyonit.com. However in order to increase our revenues, we will need to attract more customers and compete effectively against our existing and emerging competitors. Our sales efforts target large financial institutions worldwide, which requires us to expend significant resources educating prospective customers about the uses and benefits of our product.

Our success depends on financial institutions' acceptance of the Internet as a viable means to deliver their services, in order to grow our customer base. Our future revenue depends on consumers using the services that are offered by our financial institution customers based on our solution. We expect that revenue under a large portion of our license agreements will depend on the number of monthly subscribers to these services. To stimulate consumer adoption of these services, we will be incurring up-front implementation costs to enable our customers to market these services more quickly. If a large number of customers do not subscribe to the services offered by our financial institution customers, we will not be able to generate sufficient revenues to recover these costs.

                               724 SOLUTIONS INC.
                      Condensed Consolidated Balance Sheets
                         (In thousands of U.S. dollars)

                                                                September 30         December 31
                                                                        2000                1999
                                                                 (unaudited)
Assets

Current assets:
  Cash and cash equivalents (note 3)                               $  19,915          $  65,287
  Short-term investments (note 3)                                    158,062                 -
  Accounts receivable-trade
   net of allowance of $92 (December 31, 1999 - nil)                   3,205              3,121
  Prepaid expenses and other receivables                               3,623              1,368
                                                                   ------------------------------
                                                                     184,805             69,776

Capital assets                                                         9,776              2,366

Investments                                                           11,935                 -

Intangible and other assets (note 5)                                  90,750              1,100
                                                                   ------------------------------
                                                                   $ 297,266             73,242
                                                                   ------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable                                                 $  1,676               1,982
  Accrued liabilities                                                 8,199               2,967
  Deferred revenue, net of deferred stock-based
  compensation of nil (December 31, 1999 - $248)                      4,135               6,022
                                                                   ------------------------------
                                                                     14,010              10,971

Leasehold inducements                                                   398                 103

Shareholders' equity:
  Share capital (note 8):
   Authorized:
     Unlimited common shares
     Unlimited preferred shares
   Issued and outstanding:
     39,061,130 common shares
     (December 31, 1999 - 29,402,426)                               357,079              84,762
  Deferred stock-based compensation (note 4)                        (16,419)             (5,909)
  Accumulated deficit                                               (57,802)            (16,685)
                                                                   ------------------------------
                                                                    282,858              62,168
                                                                   ------------------------------
                                                                   $297,266              73,242
                                                                   ------------------------------
                                                                   ------------------------------

     See accompanying notes to condensed consolidated financial statements.

                               724 SOLUTIONS INC.
           Condensed Consolidated Statement of Operations (unaudited)
            (In thousands of U.S. dollars, except per share amounts)

                                                     Fiscal 2000                   Nine Months Ended
                                                  Three Months Ended                  September 30,
                                               September 30,   June 30,            2000           1999
Revenue:
 Product                                         $  3,482      $  2,591         $  8,835       $  1,314
 Less: stock-based compensation
  related to product                                 -             -                (248)        (1,273)

 Service                                            2,632         1,377            4,606            788
                                               -----------------------------------------------------------
 Net revenue                                        6,114         3,968           13,193            829

Operating expenses:
 Cost of  revenue                                   3,777         2,550            8,280            802
 Research and development                           8,065         6,545           19,033          4,360
 Sales and marketing                                3,632         3,315            9,396          1,106
 General and administrative                         3,879         5,395           11,492          1,883
 Depreciation                                       1,313           684            2,314            445
 Amortization of intangibles                        7,917         1,350            9,267             -
 Stock-based compensation related
  related to stock options                          1,555         1,456            3,854            124
                                               -----------------------------------------------------------
  Total operating expenses                         30,138        21,295           63,636          8,720
                                               -----------------------------------------------------------

Loss from operations                              (24,024)      (17,327)         (50,443)        (7,891)
Interest income                                     3,633         2,772            8,643            341
Equity in income (losses) of affiliate                965          (213)             686             -
                                               -----------------------------------------------------------
  Net loss for the period                        $(19,426)     $(14,768)        $(41,114)      $ (7,550)
                                               -----------------------------------------------------------
                                               -----------------------------------------------------------
Basic and diluted net
 loss per share                                  $  (0.51)     $  (0.40)        $  (1.13)      $  (0.57)
Weighted-average number of shares
 used in computing basic and diluted
 net loss per share (in thousands)                 37,961        36,717           36,246         13,301
                                               -----------------------------------------------------------
                                               -----------------------------------------------------------


     See accompanying notes to condensed consolidated financial statements.

                               724 SOLUTIONS INC.
           Condensed Consolidated Statement of Cash Flows (unaudited)
                         (In thousands of U.S. dollars)

                                                                       Fiscal 2000                       Nine Months ended
                                                                    Three Months Ended                     September 30,
                                                                 September 30       June 30             2000             1999
Cash flows provided by (used in):

Cash flows from operating activities:
  Net loss for the period                                        $   (19,426)     $   (14,768)     $   (41,114)     $    (7,550)
Items not involving cash:
  Other non cash expenses                                               (171)             705              (65)             -
  Equity in income (losses) of affiliate                                (965)             213             (686)             -
  Depreciation and amortization                                        9,230            2,034           11,581              445
  Stock-based compensation                                             1,555            1,456            4,103            1,397
  Foreign exchange loss (gain)                                           266              431              651              -
Change in operating assets and liabilities:
  Accounts receivable                                                 (2,113)             (75)             (84)          (2,230)
  Prepaid expenses and
       other receivables                                                (724)            (361)          (2,255)            (477)
  Accounts payable                                                    (4,030)           3,512             (306)             162
  Accrued liabilities                                                  1,765              743            5,233              994
  Deferred revenue                                                    (1,322)          (1,691)          (2,238)           3,435
                                                                 ----------------------------------------------------------------

Cash flows provided by (used in) operating activities            $   (15,935)     $    (7,801)     $   (25,180)     $    (3,824)

Cash flows from financing activities:
  Issuance of common shares, net of expenses                             (36)             -            165,672           30,114
                                                                 ----------------------------------------------------------------

Cash flows provided by financing activities                      $       (36)     $       -        $   165,672           30,114

Cash flows from investing activities:
  Purchase of short term investments                                (147,952)         (10,110)        (158,062)             -
  Purchase of capital assets                                          (2,998)          (4,575)          (8,777)          (1,222)
  Purchase of intangible and other assets                                (68)            (819)          (2,136)             -
  Investment in Neomar Inc.                                              -             (3,500)          (3,500)             -
  Investment in Corillian Corporation                                    -             (7,000)          (7,000)             -
  Investment in Maptuit.com Inc.                                         -                -               (750)             -
    Acquisition of Yrless Internet Corporation                           -                -             (1,272)             -
    Acquisition of ezlogin.com, Inc.                                     -             (1,431)          (1,651)             -
    Acquisition of Spyonit.com, Inc.                                  (2,065)             -             (2,065)             -
                                                                 ----------------------------------------------------------------

Cash flows used in investing activities                          $  (153,083)     $   (27,435)      $ (185,213)      $   (1,222)

Foreign exchange loss (gain) on cash
        held in a foreign currency                                      (266)            (431)            (651)             -

Increase (decrease) in cash and cash equivalents                    (169,320)         (35,667)         (45,372)          25,068

Cash and cash equivalents, beginning of period                       189,235          224,902           65,287            2,976

Cash and cash equivalents, end of period                         $    19,915      $   189,235      $    19,915      $    28,044

Supplemental disclosures of non-cash
  investing and financing activities:
 Net assets acquired from acquisitions                           $        82      $     1,870      $     1,837      $       -
                                                                 ----------------------------------------------------------------
 Common shares issued upon acquisitions                            1,041,616        1,003,594        2,045,210              -
                                                                 ----------------------------------------------------------------

     See accompanying notes to condensed consolidated financial statements.

               NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.     BASIS OF PRESENTATION:

       The accompanying condensed consolidated financial statements include the accounts of 724 Solutions Inc. and its wholly owned subsidiaries (collectively referred to as the "Company"). Intercompany transactions and balances are eliminated on consolidation.

       The condensed financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with U.S. generally accepted accounting principles.

       The information furnished reflects, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for a full year.

2.     ACQUISITIONS:

       On September 12, 2000, the Company acquired all of the outstanding shares of Spyonit.com, Inc. (Spyonit.com), a privately held company incorporated in Delaware which develops software to monitor the Internet and other content sources for items of interest to end-users. The transaction has been accounted for by the purchase method, with the results of operations included in these financial statements from the date of acquisition. The purchase price of approximately $40.0 million was satisfied by the issuance of 1,041,616 common shares of the Company and $2.0 million in cash. As part of the terms of purchase, up to 137,062 common shares of the total common shares issued are subject to repurchase at a minimum value if the vendors do not remain employees of the Company through September 2003. In addition, the Company incurred $200,000 in costs related to the acquisition. The excess of the purchase price over the fair value of the net tangible assets of Spyonit.com at the date of acquisition of $39.9 million has been allocated to goodwill and acquired intangible assets and will be amortized over 60 months. Amortization expense of the resulting goodwill and acquired intangible assets of $400,000 has been recorded in the three month period ended September 30, 2000.

3.     CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

       Cash consists of deposits with major financial institutions. Cash equivalents consist of short-term deposits and high-grade commercial paper with an original maturity of three months or less at the date of purchase. As at September 30, 2000, cash equivalents accounted for approximately 69% of the cash and cash equivalents balance and consisted entirely of short-term deposits.

       Short-term investments which consist of fixed income securities with a maturity of three months or more, are recorded at their accreted value as they are held to maturity.

4.     STOCK-BASED COMPENSATION:

       The Company uses the intrinsic value method to account for stock-based compensation. As such, deferred stock-based compensation is recorded if, on the date of grant of the stock option or the subscription right, the current deemed fair value for financial reporting purposes of an underlying common share exceeds the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the stock option or as a reduction of revenue over the term of the related revenue contract, as the case may be.

5.     INTANGIBLE AND OTHER ASSETS:

       ------------------------------------------------------------------------
                                    September  30,         December 31,
                                              2000                 1999
                                       (unaudited)
       ------------------------------------------------------------------------
       Goodwill                          $  79,106           $        -
       Other                                 2,326                1,100
       Acquired technology                   9,318                    -
       ------------------------------------------------------------------------
                                         $  90,750           $    1,100
       ------------------------------------------------------------------------
       ------------------------------------------------------------------------

       Goodwill represents the excess of the purchase price over the fair value of net assets acquired, and is being amortized on a straight-line basis over a period of up to five years. On an ongoing basis, management reviews the valuation and amortization of goodwill, taking into consideration any events and circumstances which might impair the fair value of the related asset. Goodwill is written down to fair value when decreases in value are considered to be other than temporary, based upon expected cash flows of the acquired business.

 6.    SEGMENTED INFORMATION:

       The Company operates in a single reportable operating segment, that is, the design and delivery of an Internet infrastructure platform that enables financial institutions to deliver financial information and services to a wide range of Internet-enabled devices. The single reportable operating segment derives its revenue from the sale of software and related services. Information about the Company's geographical net revenues and assets is set forth below:

       NET REVENUES

       ------------------------------------------------------------------------
                                                       Nine months ended
                                               --------------------------------
                                               September 30,      September 30,
                                                        2000               1999
                                                 (unaudited)         (unaudited)
       ------------------------------------------------------------------------
       Net revenue by geographic locations:
           Other North America                     $  11,158          $   -
           Canada                                      2,035             829
       ------------------------------------------------------------------------
                                                   $  13,193          $  829
       ------------------------------------------------------------------------
       ------------------------------------------------------------------------

       IDENTIFIABLE ASSETS

       ----------------------------------------------------------------------------------------------------------
                                                   Nine Months Ended
                                                   September 30, 2000                 December 31, 1999
                                                   (unaudited)
       ----------------------------------------------------------------------------------------------------------
                                            Capital Assets          Goodwill    Capital Assets          Goodwill
       United States                               $ 1,412          $ 77,947             $  41                 -
       Canada                                        8,300             1,159             2,325                 -
       International                                    64                 -                                   -
       ----------------------------------------------------------------------------------------------------------
                                                   $ 9,776          $ 79,106           $ 2,366                 -
       ----------------------------------------------------------------------------------------------------------
       ----------------------------------------------------------------------------------------------------------

7.     RELATED PARTY TRANSACTIONS:

       The Company transacts with certain shareholders: Bank of Montreal, Wells Fargo, Bank of America and Citicorp Strategic Technology Corporation. The following table sets out the balances and transactions with these shareholders, which have been recorded at the exchange amount:

       ----------------------------------------------------------------------------------------
                                                                  Nine months ended
                                                         ----------------------------------
                                                         September 30,        September 30,
                                                                  2000                 1999
                                                           (unaudited)          (unaudited)
       ----------------------------------------------------------------------------------------
       Related party balances:
           Accounts receivable, net of allowance
              for doubtful accounts of $92                   $   2,249           $      750
           Deferred revenue, net of deferred
              stock-based compensation of nil
              (September 30, 1999 - $619)                        2,934                2,236

       ----------------------------------------------------------------------------------------

       Related party transactions:
           Net revenue:
                Product                                      $   8,532           $       41
                Services                                         4,037                   34

8.     COMMON SHARES

       At September 30, 2000 and December 31, 1999 there were options outstanding to acquire 3,876,137 and 2,867,930 common shares of the Company, respectively.

CORPORATE INFORMATION
HEADQUARTERS                                            SHARE INFORMATION
Canada                                                  Market Listings [Symbol]
724 Solutions Inc.                                      The Toronto Stock Exchange [SVN]
4101 Yonge Street, Suite 702                            NASDAQ National Market [SVNX]
Toronto, ON Canada M2P 1N6
Tel.: +1 (416) 226-2900
Fax.: +1 (416) 226-4456                                 PUBLIC RELATIONS
info@724.com                                            Ray McManus, Toronto
www.724.com

TRANSFER AGENT                                          INVESTOR RELATIONS
Computershare Investor Services                         Monica Zaied, Toronto
Toronto                                                 investorrelations@724.com


AUDITORS                                                CANADIAN LEGAL COUNSEL
KPMG LLP, Toronto                                       Ogilvy Renault, Toronto

                                                        U.S. LEGAL COUNSEL
                                                        Morrison & Foerster LLP
                                                        New York, New York


BOARD OF DIRECTORS

GREGORY WOLFOND                                         HEATHER REISMAN
Chairman and Chief Executive Officer                    Founder and Chief Executive Officer
724 Solutions Inc.                                      Indigo Books & Music, Inc.
Toronto, Ontario                                        Toronto, Ontario

LLOYD F. DARLINGTON                                     BARRY J. REITER
President and Chief Executive Officer                   Chairman of the Technology Group and
Emfisys, Bank of Montreal                               member of the Executive Committee, Torys
Toronto, Ontario                                        Toronto, Ontario

JAMES D. DIXON                                          MARTIN A. STEIN
President, bankofamerica.com                            President, Sonoma Mountain Ventures LLC, San Francisco,
Bank of America Corporation                             California
Atlanta, Georgia

HOLGER KLUGE                                            HARRI VATANEN
Former President, CIBC                                  President and Chief Executive Officer
Toronto, Ontario                                        Sonera SmartTrust Ltd.
                                                        London, England

J. ROBERT S. PRICHARD                                   ALAN YOUNG
Professor of Law and Public Policy and President        Vice President & Executive Director, Technology, e-Citi,
Emeritus, University of Toronto                         Citibank, N.A.
Toronto, Ontario                                        New York, New York

OFFICERS

GREGORY WOLFOND                                         MINA WALLACE
Chairman and Chief Executive Officer                    Executive Vice President, Field Operations

CHRISTOPHER ERICKSON                                    ALISTAIR RENNIE
President, General Counsel and Secretary                Executive Vice President, Marketing

ANDRE BOYSEN                                            DAVID PASIEKA
Chief Technology Officer                                Senior Vice President, Application Hosting

KAREN BASIAN                                            ROGER HORTON
Chief Financial Officer                                 Senior Vice President, Application Development

CHRISTOPHER JARMAN                                      RICHARD COSTOLO
Executive Vice President, Mobile Commerce               Senior Vice President, Notification Services Spyonit

                                                                  724 SOLUTIONS
                                                                          [LOGO]
OUR LOCATIONS

CANADA (HQ)
724 Solutions Inc.
10 York Mills Rd., 3rd Floor
Toronto, ON  Canada  M2P 2G4
Tel.:    +1(416) 226-2900
Fax.:  +1(416) 226-4456
info@724.com
www.724.com

U.S.A.
1 Market, Steuart Tower 1475
San Francisco, CA  USA 94105
Tel.:  +1(415) 615-0724
Fax.:  +1(415) 615-0195
info@724.com

U.K. & EUROPE
No. 1 Poultry, 2nd Floor
London, England  EC2R 8JR
Tel.:  +44-207-643-2245
Fax.:  +44-207-643-2682

JAPAN
Kaymiyacho Mori Building
14th Floor, 4-3-20 Toranomon
Minato-ku, Tokyo, Japan
Tel.:  +813 (5404) 3408
Fax.:  +813 (5404) 3571
Mobile: 090-9316-9948

AUSTRALIA
Level 20, Tower 2 Darling Park
201 Sussex Street
Sydney 2000 Australia
Tel.:  +(612) 9006-1000
Fax.:  +(612) 9006-1430

EZLOGIN.COM, INC.
1927 Landings Drive
Mountainview, CA USA  94043
Tel.: +1(650) 526-3800
Fax.: +1(650) 526-3810

SPYONIT.COM, INC.
434 West Ontario, Suite 410
Chicago, Illinois  60610
Tel.:  +(312) 642-9050
Fax.:  +(312) 642-9051